Exhibit 99.1

NEWS RELEASE

Aurinia to Present at the BIO International Convention

VICTORIA, BRITISH COLUMBIA – June 23, 2014 – Aurinia Pharmaceuticals, Inc., (TSX: AUP) today announced that its Chief Operating Officer, Michael R. Martin, will present a corporate overview of the company at the 2014 BIO International Convention as part of the business forum, taking place June 23-26 in San Diego, California.

Aurinia Pharmaceuticals Presentation Details

Date:	Thursday, June 26, 2014
Time:	11am Pacific Daylight Time
Location:	San Diego Convention Center, Mission Beach Room

About the BIO International Convention

The Biotechnology Industry Organization (BIO) hosts the BIO International Convention. BIO represents more than 1,100 biotechnology companies, academic institutions, state biotechnology centers and related organizations across the United States and in more than 30 other nations. BIO members are involved in the research and development of innovative healthcare, agricultural, industrial and environmental biotechnology products.

About Aurinia

Aurinia is a clinical stage pharmaceutical company focused on the global nephrology market. Its lead drug, voclosporin, is a novel calcineurin inhibitor. Aurinia’s management team includes members from both Zymogenetics (acquired by Bristol-Meyers Squibb for $885 million in 2010 and Aspreva Pharmaceuticals (“Aspreva) (acquired by Galenica for C$915 million in 2008). While at Aspreva, this management team executed one of the largest and most important lupus nephritis studies ever conducted, called the Aspreva Lupus Management Study (“ALMS”), which resulted in the emergence of mycophenolate mofetil as a new standard treatment for patients suffering from this devastating and potentially fatal disease. Aurinia holds global rights to all indications for voclosporin and has development and commercialization partners in Canada, Israel, South Africa and Greater China. In addition, Aurinia holds certain rights to exploit the ALMS database. More information is available at www.auriniapharma.com.

Company Contact:

Stephen Zaruby

President & CEO

250-708-4293

szaruby@auriniapharma.com

or

Michael R. Martin

Chief Operating Officer

250-708-4272

mmartin@auriniapharma.com